Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 11 - 2007

May 10, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS HIGHLIGHTS OF FIRST QUARTER 2007 RESULTS

Aurizon is pleased to announce highlights of its financial results for the period ended March 31, 2007.  (To review the complete interim unaudited financial statements or Management Discussion and Analysis please see the Company’s SEDAR filings at www.sedar.com or on the Company’s website at www.aurizon.com.)

“The first quarter of 2007 was extremely positive for Aurizon” said David Hall, President and Chief Executive Officer.  “Due to the dedicated efforts of our employees, the Casa Berardi mine recovered strongly from some initial start up issues.  In addition, exploration activity at Joanna was very encouraging.  Aurizon is well positioned to benefit from increasing gold prices”.

The first quarter, 2007 was highlighted by the following activities:

•

Gold production of 32,013 ounces from Casa Berardi during pre-commercial production period.

•

Gold sales of $23 million from the sale of 30,100 ounces credited against deferred mineral property costs.

•

Cash balances increased 20% to $34.5 million.

•

A $3.5 million non-cash gain from a future income tax recovery resulted in net earnings of
$0.7 million (nil per share) compared to a net loss of $5.8 million ($0.04 per share) in the same period of 2006.

•

Mineral reserves of 1.2 million ounces of gold confirmed at Casa Berardi.

•

Mineral resource of 1.4 million ounces of gold established at Joanna property.

•

Exploration drilling at Joanna extends mineralization beyond current resource outline.

•

Additional claims acquired and optioned along strike of the gold bearing system at Joanna.

At March 31, 2007, Aurizon had cash balances of $34.5 million, of which $23.6 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs.  Long-term debt at March 31, 2007 was $68.8 million, unchanged from December 31, 2006.

OUTLOOK

Casa Berardi

In April 2007, Casa Berardi achieved the operating parameters established to determine commercial production.  As a result, May 1, 2007 is the effective date of commercial production for accounting purposes, at which time gold sales and operating costs will be reported in the statement of operations.

Production is expected to gradually increase from the current 1,600 tonnes per day to 2,200 tonnes per day over the next four quarters.  Based upon first quarter results, Casa Berardi remains on target to produce approximately 170,000 – 180,000 ounces of gold in 2007 at an estimated total cash cost of US$265 – US$285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF FIRST QUARTER 2007 RESULTS

MAY 10, 2007
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In April 2007, gold production was 14,968 ounces, 19% higher than plan as a result of higher than expected ore grades and mill recoveries, partially offset by lower than expected ore throughput.  The average grade of ore milled was 10.94 grams of gold/tonne and mill recoveries of 95% were achieved.

Joanna Gold Property

In the first quarter of 2007, a new mineral resource estimate at Joanna was prepared by Geostat Systems International Inc. (“Geostat”) based on three hundred and eighty one drill holes completed by previous operators.  Mineral resources are estimated at 5.4 million tonnes averaging 1.8 grams of gold per tonne, or 309,000 ounces in the indicated category, and 21.8 million tonnes averaging 1.6 grams of gold per tonne, for 1.1 million ounces in the inferred category.

The mineral resource estimate reflects the status of the Joanna project as of December 31, 2006, and does not take into account the new Aurizon drilling program currently in progress.

The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 55o to the north with a western plunge.  Five zones have been clearly identified with three of them located south of the fault and two of them located on the northern side.

Two rigs are currently active along the lateral and dip extension of the mineral resource outline with the objective of increasing the existing mineral resources.  As previously reported, additional former holes will be re-assayed to confirm the grade and to extend the thickness of the zone within the existing mineral resource outline.  An updated mineral resource estimate, which will include results from the current drilling and re-assaying programs, should be completed early in the third quarter, 2007.  Preliminary metallurgical and geotechnical testwork is in progress to provide guidelines in order to initiate a preliminary economic assessment with a view to completing it by year end.  In addition, exploration drilling will be initiated on the recently optioned adjacent properties.

Kipawa Property

At the Kipawa property, an airborne geophysical survey on the northern portion of the claims was completed in the first quarter.  In addition, reconnaissance field work was performed in the areas of previously identified gold anomalies.  Three distinct gold targets, each of approximately one square kilometre have been defined in the southern portion of the property.

In addition to the gold/uranium target, a magnetic survey was performed over circular magnetic anomalies possibly related to kimberlite rocks, which are often associated with diamond potential.

Processing of samples obtained from prospecting last fall resulted in the discovery of a slightly radioactive coarse-grain granite outcrop containing assays over 0.4% of rare earth metals.

During the second quarter, exploration activity will involve topographic mapping, IP surveys, prospecting trenching and overburden drilling, with the objective of identifying targets to test with diamond drilling later in the year.

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert,
P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF FIRST QUARTER 2007 RESULTS

MAY 10, 2007
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AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Forward Looking Statements

This Report contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this Report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.